August 6, 2010

Via: First Class Mail and EDGAR Securities and Exchange Commission Division of Corporate Finance Mail Stop 7010 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Chris White
Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 8, 2010, regarding
Eldorado Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 40-F/A for the Fiscal Year Ended December 31, 2009
Filed May 6, 2010
File No. 001-31522

Ladies and Gentlemen:

Eldorado Gold Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the July 8, 2010 letter regarding the above-referenced Annual Report on Form 40-F and Form 40-F/A for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission (“SEC”) on March 31, 2010 and May 6, 2010 respectively (File No. 001-31522).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 40-F for the fiscal year ended December 31, 2009

Consolidated Financial Statements

4.  Acquisitions and Divestitures

(a) Sino Gold

Staff Comment No. 1

We note that you have assigned $1,857,900 as fair value at acquisition to the mining interests and property, plant and equipment acquired from Sino Gold under Canadian GAAP.  We also note that the

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fair value of the same properties at acquisition was recorded at $2,040,553 under U.S. GAAP.  To help us understand your accounting for the acquisition of Sino Gold, please provide your analyses which demonstrate how you determined the fair value of your mineral properties upon the acquisition under both Canadian and U.S. GAAP.  In your response, please provide the reference to the authoritative literature that supports your accounting under both Canadian and U.S. GAAP.

Eldorado Gold’s Response:

In determining the fair value of our mineral properties upon acquisition under both Canadian and U.S. GAAP, we considered the preliminary Valuation Report from our financial advisors dated February 24, 2010, which estimates the fair value of the mineral properties acquired to be $2,040,553, based on 100% of net assets acquired.

Sino Gold is not the only shareholder of its Chinese subsidiaries.  Accordingly, we considered the implications of the non-controlling interest for the purchase price equation and allocation.

Canadian GAAP for a business combination is substantially consistent with SFAS No. 141 (i.e., prior to the adoption of SFAS No. 141R in 2009).  Under this standard, the fair value assigned to an asset acquired or liability assumed is based on the acquired interest.  Under Canadian GAAP, CICA Handbook Section 1600.14 and 1600.15 requires that a non-controlling interest in a subsidiary’s assets be reflected at the carrying values recorded in the accounting records of the subsidiary company. Accordingly the fair value of 100% of the mineral property acquired in the Sino Gold transaction of $2,040,553 was reduced by the non-controlling interest portion, which resulted in a net adjustment of $182,653. As a consequence, the fair value of the mineral properties acquired under Canadian GAAP is $1,857,900.

Under U.S. GAAP, we followed FASB Accounting Standards Codification (ASC) 805-20-30-1 which requires the acquirer measure a non-controlling interest in the acquired business at its fair value at the acquisition date; accordingly, no adjustment to the estimated fair value was required.

This difference in accounting is identified in the U.S. GAAP reconciliation note (note 24 to the consolidated financial statements).

As indicated in note 3 to our consolidated financial statements, Eldorado has opted not to early adopt the new Canadian standards for Business Combinations, Consolidation and Non-controlling interests.  These new standards, when effective, will be generally consistent with US GAAP as currently applied.

Engineering Comments

Exhibit 99.1 Annual Information Form

Mineral Reserves and Mineral Resources, page 6

Staff Comment No. 2

We note the inferred resource tonnage as stated by your January 2010 report “Technical Report Perama Hill Project, Thrace, Greece” does not correspond to the amount shown in your recent filing.  Please modify your filing to correspond to reports reserve and resource estimates or provide an explanation for this discrepancy.

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Eldorado Gold’s Response:

We respectfully submit to the Commission that the Annual Information Form is prepared by us in accordance with Canadian disclosure requirements and respectfully note that Form 40-F requires only that we file our Annual Information Form, as prepared according to Canadian disclosure requirements, under cover of the form.  In accordance with the multi-jurisdictional disclosure system adopted by the Commission and the instructions of Form 40-F, we confirm that we considered only the applicable Canadian disclosure requirements in preparing the Annual Information Form.  For the following reasons, we maintain that our disclosure meets the relevant Canadian disclosure requirements and does not require any amended or additional disclosure.

The Perama heading in our table of reserves and resources refers to the region of Greece rather than a specific project.  The Perama region includes the mineral reserves and mineral resources (Measured, Indicated and Inferred) of the Perama Hill project and the mineral resources (Inferred only) of the South Perama deposit.  The Technical Report of January 2010 only deals with the Perama Hill project.  The South Perama deposit, situated about two kilometers southeast of the Perama Hill project, is not a material asset of Eldorado Gold Corporation thus was not covered by a Technical Report.

Staff Comment No. 3

We note the Vila Nova resource does not list a cut-off grade estimate.  The cut-off grade is a critical component used to evaluate the potential of the mineral properties.  Please disclose the commodity prices, operating costs and recovery parameters used to determine your cut-off grade estimate.  Please show this calculation demonstrates the cut-off grade or tenor used to define your mineral resource has reasonable prospects for economic extraction.  In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, i.e. based on a three year historic average.

Eldorado Gold’s Response:

We respectfully submit to the Commission that the Annual Information Form is prepared by us in accordance with Canadian disclosure requirements and respectfully note that Form 40-F requires only that we file our Annual Information Form, as prepared according to Canadian disclosure requirements, under cover of the form.  In accordance with the multi-jurisdictional disclosure system adopted by the Commission and the instructions of Form 40-F, we confirm that we considered only the applicable Canadian disclosure requirements in preparing the Annual Information Form.  For the following reasons, we maintain that our disclosure meets the relevant Canadian disclosure requirements and does not require any amended or additional disclosure.

The Vila Nova iron project is an industrial mineral project where the “ore” lies in a distinct geologic unit.  This distinct unit is considered to be the orebody in its entirety and corresponds to a cut-off grade of 55% Fe.  The price for the products are based on maintaining contractual physical and chemical specifications.  That price has been back-calculated to a price per percent Fe.  Being an industrial mineral commodity, the products to be produced will not be sold on an open market like base metals and precious metals, thus not subject to a multi-year historic average calculation.  Pricing is based wholly on contract terms with the end user and would only be accepted by Eldorado if it covered all costs related to mining, processing, and transporting the ore as well as meeting a minimum return on investment.

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Staff Comment No. 4

Please disclose the following information within or adjacent to your reserve tables:

•	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

•	The metallurgical recovery factor for each of your mines.

•	All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

•	A statement indicating whether your resource estimates are inclusive or exclusive of your reserve estimates.

Eldorado Gold’s Response:

We respectfully submit to the Commission that the Annual Information Form is prepared by us in accordance with Canadian disclosure requirements and respectfully note that Form 40-F requires only that we file our Annual Information Form, as prepared according to Canadian disclosure requirements, under cover of the form.  In accordance with the multi-jurisdictional disclosure system adopted by the Commission and the instructions of Form 40-F, we confirm that we considered only the applicable Canadian disclosure requirements in preparing the Annual Information Form.  For the following reasons, we maintain that our disclosure meets the relevant Canadian disclosure requirements and does not require any amended or additional disclosure.

Point 1:  We include the mining dilution and recovery statement by reference in the note on cut-off grades (note #5 under Notes on Mineral Resources and Reserves).

Point 2:  We have not disclosed metallurgical recovery factors in previous disclosures of our reserves.

(if needed for interval review, they are:  Kisladag:  71%; Efemcukuru: 92%; Tanjianshan: 82%; Perama Hill: 90%; Jinfeng: 85%; White Mountain: 85%; Eastern Dragon: 95%; Vila Nova Iron: 92%)

Point 3:  Eldorado uses only gold prices calculated as the three year historical average based on the daily London fixed pm price published on Kitco.com for reserve estimation.   As stated in note #7 under Notes on Mineral Resources and Reserves, our 2009 year end price was $US 825/oz.  Currency and Exchange rates are discussed under its own heading on p.54 of our Form 40-F filing.

Point 4:  This statement already exists in the Form (note #5 under Notes on Mineral Resources and Reserves).

Eastern Dragon Gold Project, page 35

Staff Comment No. 5

We note one of the permits required prior to commencement of ore production includes a Safety Assessment.  In future filings please expand your disclosure by discussing the safety and occupational requirements for the countries in which you operate and the safety programs your company employs to

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achieve these requirements.  It would be helpful to include safety statistics, such as lost-time injury frequency rate, fatal injury frequency rate, and other statistical measures your organization utilizes to monitor performance, if these metrics are available.

Eldorado Gold’s Response:

We respectfully submit to the Commission that the Annual Information Form is prepared by us in accordance with Canadian disclosure requirements and respectfully note that Form 40-F requires only that we file our Annual Information Form, as prepared according to Canadian disclosure requirements, under cover of the form.  In accordance with the multi-jurisdictional disclosure system adopted by the Commission and the instructions of Form 40-F, we confirm that we considered only the applicable Canadian disclosure requirements in preparing the Annual Information Form.  We maintain that our disclosure meets the relevant Canadian disclosure requirements and does not require any amended or additional disclosure.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604 601 6661.

Sincerely,
Eldorado Gold Corporation

/s/ Ed Miu

Ed Miu
Chief Financial Officer